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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             NETSPEAK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                MOTOROLA, INC.
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   6411D5069
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CARL F. KOENEMANN
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                MOTOROLA, INC.
                           1303 EAST ALGONQUIN ROAD
                          SCHAUMBURG, ILLINOIS 60196
                                (847) 576-5000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  COPIES TO:

       DONALD F. MCLELLAN, ESQ.                 OSCAR A. DAVID, ESQ.
            SENIOR COUNSEL                      BRIAN T. BLACK, ESQ.
            MOTOROLA, INC.                        WINSTON & STRAWN
       1303 EAST ALGONQUIN ROAD                 35 WEST WACKER DRIVE
      SCHAUMBURG, ILLINOIS 60196                     SUITE 4200
            (847) 576-3482                     CHICAGO, ILLINOIS 60601
                                                   (312) 558-5600

                           CALCULATION OF FILING FEE
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
             TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
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
                  $90,000,000                                   $18,000

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*  Estimated solely for purposes of calculating the amount of filing fee. The
   Transaction Valuation assumes the purchase of 3,000,000 shares of Common Stock, par value $.01 per share, of the Subject Company (the "Shares") at the offer price of $30.00 per share.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: NONE                                  FILING PARTY: N/A
FORM OF REGISTRATION NO.: N/A                                   DATE FILED: N/A
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

                                 14D-1 AND 13D

   CUSIP NO. 6411D5069

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 1 NAME OF REPORTING PERSONS:
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  MOTOROLA, INC. (36-1115800)

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  1,222,708*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7) APPROXIMATELY:
  10%

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10 TYPE OF REPORTING PERSON:
  CO

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* On March 18, 1998 Motorola, Inc., a Delaware corporation (the "Purchaser"), entered into separate Common Stock Purchase Agreements (the "Common Stock Purchase Agreements") with Steven F. Mills, Senior Vice President of Advance Technology Development and John W. Staten, Chief Financial Officer and Assistant Secretary, respectively (collectively, the "Employee Shareholders") pursuant to which the Employee Shareholders have agreed, among other things, to validly sell 10,000 and 25,000 shares of common stock of NetSpeak Corporation, a Florida corporation, respectively, to the Purchaser at a purchase price of $30.00 net per share. These shares represent approximately 0.29% of the shares outstanding as of March 18, 1998. The terms and conditions of the Common Stock Purchase Agreements will be consummated following the successful completion of the tender offer more fully described herein. The Common Stock Purchase Agreements are described more fully in Section 12 of the Offer to Purchase dated March 25, 1998. The number of shares set forth in Item 7 is based upon the number of shares of common stock outstanding on March 18, 1998 and does not include the shares of common stock to be purchased pursuant to the Offer to Purchase nor the shares of common stock to be purchased from the Employee Shareholders.

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 relates to the offer by Motorola, Inc., a Delaware corporation (the "Purchaser"), to purchase up to 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), of NetSpeak Corporation, a Florida corporation (the "Company"), at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 25, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer"), which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is NetSpeak Corporation, a Florida corporation, which has its principal executive offices at 902 Clint Moore Road, Suite 104, Boca Raton, Florida 33487.

  (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is being filed by the Purchaser. The information set forth in "Introduction" and Section 9 ("Certain Information Concerning the Purchaser") of, and Schedule I ("Information Concerning the Directors and Executive Officers of the Purchaser") to, the Offer to Purchase is incorporated herein by reference.

  (e) and (f) Neither the Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I ("Information Concerning the Directors and Executive Officers of the Purchaser") to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in "Introduction," Section 6 ("Price Range of the Shares; Dividends"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser") and Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction," Section 10 ("Source and Amount of Funds") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference. Reference is hereby also made to the audited financial statements referred to in the Purchaser's Annual Report on Form 10-K for the year ended December 31, 1997 which is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill Agreement and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"), Section 10 ("Source and Amount of Funds") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated March 25, 1998.
     (a)(2)    Letter of Transmittal.
     (a)(3)    Notice of Guaranteed Delivery.
     (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.
     (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
     (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
     (a)(7)    Form of Summary Advertisement as published in the Wall Street Journal on
               March 25, 1998.
     (a)(8)    Text of Press Release, dated March 19, 1998, issued by the Company and
               Purchaser.
     (a)(9)    Text of Press Release, dated March 25, 1998, issued by Purchaser.
     (b)       None.
     (c)(1)    Tender Agreement dated March 18, 1998 between the Company and the
               Purchaser.
     (c)(2)    Voting Agreement dated March 18, 1998 between the Purchaser, the Company and certain management shareholders.
     (c)(3)    Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.
     (c)(4)    Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and John W. Staten.
     (c)(5)    Common Stock Purchase Agreement dated March 18, 1998 between the Purchaser and Steven F. Mills.
     (c)(6)    Amended and Restated NetSpeak Corporation Investor's Rights Agreement
               dated March 18, 1998 between the Company and the Purchaser.
     (c)(7)    Joint Development and License Agreement dated March 18, 1998 between the
               Company and Purchaser.*
     (d)       None.
     (e)       Not applicable.
     (f)       None.

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*Confidential treatment requested for certain portions of this Exhibit.
   Omitted material on file with the Commission.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 25, 1998
                                          Motorola, Inc.

                                             /s/ Stephen P. Earhart
                                          By: _________________________________
                                             Name: Stephen P. Earhart
                                             Title:
                                                  Senior Vice President

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                              EXHIBIT NAME
 -------                              ------------
 99(a)(1) --Offer to Purchase dated March 25, 1998.
 99(a)(2) --Letter of Transmittal.
 99(a)(3) --Notice of Guaranteed Delivery.
 99(a)(4) --Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.
 99(a)(5) --Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Other Nominees.
 99(a)(6) --Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 99(a)(7) --Form of Summary Advertisement as published in the Wall Street
           Journal on March 25, 1998.
 99(a)(8) --Text of Press Release, dated March 19, 1998, issued by the Company and Purchaser.
 99(a)(9) --Text of Press Release, dated March 25, 1998, issued by Purchaser.
 99(b)(1) --None.
 99(c)(1) --Tender Agreement dated March 18, 1998 between the Company and the
           Purchaser.
 99(c)(2) --Voting Agreement dated March 18, 1998 between the Purchaser, the
           Company and certain management shareholders.
 99(c)(3) --Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.
 99(c)(4) --Amended and Restated NetSpeak Corporation Investor's Rights
           Agreement dated March 18, 1998 between the Company and the
           Purchaser.
 99(c)(5) --Common Stock Purchase Agreement dated March 18, 1998 between the
           Purchaser and John W. Staten.
 99(c)(6) --Common Stock Purchase Agreement dated March 18, 1998 between the
           Purchaser and Steven F. Mills.
 99(c)(7) --Joint Development and License Agreement dated March 18, 1998 between the Company and the Purchaser.*
 99(d)(1) --None.
 99(e)(1) --Not applicable.
 99(f)(1) --None.

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*Confidential treatment requested for certain portions of this Exhibit.
   Omitted material on file with the Commission.